

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

<u>Via E-Mail</u>
Ms. Pamela J. Verkler
Vice President and Chief Financial Officer
IF Bancorp, Inc.
201 East Cherry Street
Watseka, Illinois 60970

> **Re: IF Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed September 23, 2013**
> **File No. 001-35226**

Dear Ms. Verkler:

We have reviewed your filing and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. We note that the report of the independent registered public accounting firm is dated September 23, 2012 as is the consent appearing in Exhibit 23.0. Please revise to file the report of the independent registered public accountant and the consent issued on the June 30, 2013 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant